Exhibit 99.1

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

Dear Shareholder:

You are cordially invited to attend a Special General Meeting (the “Meeting”) of the shareholders of P.V. Nano Cell Ltd. (the “Company”), to be held at 4:00 pm, Israel time, on Friday, April 14, 2023, at the Company’s offices at 8 Hamasger Street, Midgal Ha’Emek, Israel 2310102, or at any adjournments thereof.

The Company’s notice of the Meeting and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on March 15, 2023, are entitled to notice of, and to vote at the Meeting and any adjournments thereof.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Special General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote over the Internet or via email in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the meeting.

Very truly yours,

/s/ Avi Magid
Avi Magid
Chief Executive Officer

March 10, 2023

P.V. NANO CELL LTD.

8 Hamasger Street

Migdal Ha’Emek, Israel 2310102

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of P.V. Nano Cell Ltd. (the “Company”) for the Special General Meeting (the “Special Meeting”) of Shareholders of the Company, to be held on Friday, April 14, 2023, at 4:00 PM, Israel time, at the offices of the Company, at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “P.V. Nano Cell”, “we”, “us”, “our” and the “Company” to refer to P.V. Nano Cell Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Special Meeting will be as follows:

Proposal No. 1

To appoint Ziv Haft (BDO Member Firm), CPA, as the Company’s independent auditors for the fiscal year ended December 31, 2022 and for such additional period until the next annual general meeting of the Company.

Proposal No. 2

To approve the award to Mr. Keinan Maman, a director appointed by the Company’s Board on March 2, 2023, under the Company’s 2010 Option Plan, of options to purchase up to 1,300,000 of the Company’s Ordinary Shares, at an exercise price of $0.07 per share, which options are scheduled to vest as follows: 25% of the option shares on the first anniversary of the appointment to the Board (i.e., 325,000 option shares) and the balance are to vest over the next three years in equal instalments on a quarterly basis at the end of each three month period following the first anniversary of appointment to the Board (i.e., 81.250 option shares per three month period).

We currently are unaware of any other matters that may be raised at the Special Meeting. Should any other matters be properly raised at the Special Meeting, the persons designated as proxies will vote according to their own judgment on those matters.

Board Recommendation

Our board of directors unanimously recommends that you vote “FOR” Proposal No.1 and Proposal No. 2.

Who Can Vote

Only shareholders of record at the close of business on March 15, 2023 (the “Record Date”), are entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof. Subject to the terms described herein, you are also entitled to vote at the Special Meeting if you held ordinary shares through a bank, broker or other nominee that was a shareholder of record at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

You can vote your ordinary shares by attending the Special Meeting, as described below. If you do not plan to attend the Special Meeting, the method of voting will differ for shares held as a record holder and shares held as a beneficial owner through a broker, bank or nominee (i.e., shares held in “street name”).

Shareholders of Record

If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, or in the Company’s share register, you may attend and vote in person at the Meeting or vote by mailing in your proxy. If you are a shareholder holder of record, you can submit your vote by completing, signing and submitting an applicable proxy card, which has been published at www.sec.gov. Shareholders must complete, date, sign and mail the proxy to the Company’s offices, so that is received by the Company no later than forty-eight (48) hours prior to the scheduled date of the Special Meeting. If you are a shareholder of record, you may also vote via the Internet or email, by following the instructions set forth on the accompanying proxy card, instead of completing and signing the proxy itself. Shareholders registered in the Company’s shareholders’ register in Israel must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be or meet any other identification requirement in accordance with applicable law.

Beneficial Holders

If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”) and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. If your ordinary shares are held in “street name” and you wish to vote via proxy, please follow the voting instructions provided to you by your broker, trustee or nominee.

Solicitation of Proxies

By appointing “proxies”, shareholders may vote at the Special Meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least forty-eight (48) hours prior to the Special Meeting, all of the shares represented by the proxy will be voted as indicated on the form. If no preference is noted on the proxy, the shares represented by the proxy will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Special Meeting or any adjournment thereof. Shareholders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us a written notice of revocation or duly executed proxy bearing a later date. If you are a shareholder of record, you may also revoke your proxy and change your vote at any time before the deadline for receipt of proxies by voting again via the Internet or by email, as applicable.

Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Position Statements

To the extent you would like to submit a position statement with respect to either of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999 (the “Companies Law”), you may do so by delivery of appropriate notice to the Company’s offices at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, Attention: Mr. Evyatar Cohen, chief financial officer, e-mail address: evyatar@profinance.co.il., not later than ten days before the Special Meeting date (i.e., April 4, 2023). Any position statement timely received will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K and will be available to the public on the SEC website.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Special Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the board of directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Special Meeting by submitting their proposals to the Company’s offices no later than March 17, 2023, at 8 Hamasger Street, Migdal Ha’Emek, Israel 2310102, Attention: Mr. Evyatar Cohen, chief financial officer, e-mail address: evyatar@profinance.co.il.

Quorum

Discussion at the Special Meeting will be commenced if a quorum is present. A quorum is constituted by two (2) or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within thirty minutes of the time designated for the Meeting, the Meeting will be adjourned to Friday, April 21, 2023, at the same time and place. At the adjourned Meeting, if a quorum is not present within thirty minutes, any number of shareholders who are present, in person or proxy, will constitute a quorum.

Vote Required for the Proposals

The approval of each of Proposal 1 and Proposal 2 is subject to the affirmative vote of holders of at least a majority of the ordinary shares, voted in person or by proxy, at the Special Meeting.

If you provide specific instructions (mark boxes) with regard to Proposals 1 and 2, your shares will be voted as you instruct. If you do not provide specific instruction with regard to Proposals 1 and 2, the shares underlying your proxy will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Special Meeting or any adjournment thereof.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. This Notice of the Special Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

PROPOSAL NO. 1

APPOINTMENT OF ZIV HAFT (BDO MEMBER FIRM), CPA, AS OUR INDEPENDENT AUDITORS

At the Company’s annual general meeting of the shareholders held on April 7, 2022, the Company’s current auditor, Ilanit Halperin, CPA, was appointed to serve as the Company’s independent auditor with respect to the audit of the Company’s financial statements for the years ended December 31, 2020 and 2021.

After internal discussions, the Company’s board of directors approved the appointment of Ziv Haft (BDO Member Firm), CPA (“BDO”), as the Company’s independent auditors to audit the consolidated financial statements of the Company for the year ended December 31, 2022 and for such additional period until the Company’s next annual general meeting, and recommended that the Company’s shareholders ratify and approve such appointment.

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our articles of association, the board of directors is authorized to determine the independent auditor’s compensation for audit services and other services. Our board of directors has determined to fix the compensation of BDO for such audit services at $135,000 (plus V.A.T.) and $20,000 (plus V.A.T.) for preparation of statutory reports.

Accordingly. the board of directors recommend that the Company’s shareholders appoint Ziv Haft (BDO Member Firm), CPA, as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ended December 31, 2022 and for such additional period until the next annual general meeting of the Company.

It is therefore proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, to appoint Ziv Haft (BDO Member Firm), CPA as the Company’s independent auditors for the year ended December 31, 2022, and until the annual general meeting of shareholders to be held on or prior to December 31, 2023.”

The Board recommends shareholders vote
“FOR” Proposal 1

PROPOSAL NO. 2

APPROVAL OF MR. KEINAN MAMAN’S COMPENSATION AS DIRECTOR

The Company’s Board of Directors appointed Mr. Keinan Maman as a new director at a meeting held on March 6, 2023. The compensation committee and board of directors of the Company approved the award to Mr. Keinan Maman, under the Company’s 2010 Option Plan, of options to purchase up to 1,300,000 of the Company’s Ordinary Shares, at an exercise price of $0.07 per share, which options are scheduled to vest as follows: 25% of the option shares on the first anniversary of the appointment to the Board (i.e., 325,000 option shares) and the balance are to vest over the next three years in equal instalments on a quarterly basis at the end of each three month period following the first anniversary of appointment to the board of directors (i.e., 81.250 option shares per three month period). The grant of the foregoing options to Mr. Maman and the terms thereof are consistent with the Company’s Compensation Policy for Executive Officers and Directors.

Under the Companies Law, the terms of compensation of directors requires the approval of the compensation committee, board of directors and the shareholders.

The board of directors, following the recommendation of the compensation committee, recommend that the Company’s shareholders approve such grant of options to Mr. Maman as compensation for his services as a director of the Company.

It is therefore proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, to approve the grant to Mr. Keinan Maman, under the Company’s 2010 Option Plan, of options to purchase up to 1,300,000 of the Company’s Ordinary Shares, at an exercise price of $0.07 per share, which options shall vest as follows: 25% of the option shares on the first anniversary of the appointment to the Board (i.e., 325,000 option shares) and the balance to vest over the next three years in equal instalments on a quarterly basis at the end of each three month period following the first anniversary of appointment to the Board (i.e., 81.250 option shares per three month period).”

The Board recommends shareholders vote
“FOR” Proposal 2

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 10, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 10, 2023.

By Order of the Board of Directors

P.V. Nano Cell Ltd.

/s/ Avi Magid
Avi Magid
Chief Executive Officer

March 10, 2023